EXHIBIT 99.6

CONSENT OF JOHN SIMS

TO BEING NAMED AS A QUALIFIED PERSON

March 29, 2018

I hereby consent to being named and identified as a “qualified person” in connection with the mineral reserve and mineral resource estimates and the property descriptions in the Annual Information Form for the year ended December 31, 2017 (the “AIF”) and the related annual report on Form 40-F of Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the information contained in the AIF and annual report on Form 40-F, into the Registration Statements on Form S-8 (No. 333-180824, 333-180823 and 333-180822) and Form F-10 (No. 333-223457) of Kinross Gold Corporation.

Sincerely,

/s/ John Sims